UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 10, 2005 (June 7, 2005)

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, Telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation. 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

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Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐   Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐   Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

Item 7.01 Regulation FD Disclosure

On June 7, 2005, the Company issued the attached press release (Exhibit 99.1) announcing the filing of a request with the Washington Utilities and Transportation Commission to increase its electric rates due to higher power-supply costs. The request will also include recovery of the projected costs of the new Hopkins Ridge Wind Power Project.

Item 9.01 Financial Statement and Exhibits

   (c) Exhibits

      99.1 Press Release of Puget Sound Energy, Inc. dated June 7, 2005.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

                                       PUGET ENERGY, INC.

                                       PUGET SOUND ENERGY, INC.

                                       /s/ James W. Eldredge
                                         James W. Eldredge
                                         Corporate Secretary and
                                         Chief Accounting Officer

                                         Date: June 10, 2005

Exhibit 99.1

PSE files request to change electric rates, recoup higher power costs

BELLEVUE, Wash. - Rising power costs prompted Puget Sound Energy [*utility subsidiary of Puget Energy (NYSE: PSD)*] to file today for a small increase in its electric rates.

The utility is asking the Washington Utilities and Transportation Commission (WUTC) to increase rates by 3.65 percent, on average, for PSE's 1 million electric customers. A typical residential bill (based on 1,000 kilowatt-hours of power usage) would increase by 4.4 percent - or $2.86 per month.

The filing falls under a special "power cost adjustment" regulatory process that provides for changes in PSE electric rates - whether up or down - depending on changes in the utility's costs to procure customers' power supplies. This five-month rate-setting process considers only PSE's costs to generate or purchase power supplies. In contrast, under an 11-month *general* rate proceeding, the WUTC weighs *all* utility costs - labor, equipment, taxes, etc. - when setting new base rates.

In March state regulators approved a 4.1 percent increase in PSE's base electric rates. The utility is asking for the *power-cost* rate change to take effect Dec. 1.

A variety of factors are raising the utility's costs both to generate and to purchase customers' electricity supplies. One is the construction of a large wind-power facility in southeast Washington's Columbia County. The Hopkins Ridge Wind Project is part of PSE's long-range initiative to secure a larger, more diversified mix of cost-effective energy supplies to meet its customers' rising electricity demands.

The wind farm, now under construction near Dayton, will entail more than 80 wind turbines with a combined 150 megawatts of peak power-generating capacity (or about 50 megawatts of average output). While Hopkins Ridge raises PSE's power costs, those costs would go even higher if the project weren't built. PSE estimates that Hopkins Ridge will create an estimated $30 million in present-value savings for PSE customers over the next 20 years when the facility's output is compared to the power PSE would otherwise have to procure elsewhere - at a higher price.

Another driver of PSE's power-cost increase is the rising wholesale price of natural gas, which in turn affects utilities' power-production costs and the Northwest's market price for wholesale power. PSE expects the near-term market price for gas to be about 17 percent higher than what is reflected in customers' current electric rates. Other key factors prompting the requested $55.6 million rate increase include cost increases in some of PSE's purchased-power contracts and higher power-transmission charges levied by the Bonneville Power Administration.

Kimberly Harris, PSE vice president of regulatory and government affairs, said a balanced mix of energy supply involving hydropower, renewable energy, thermal power, and aggressive energy conservation will reduce customers' risk exposure to volatile energy markets and, long-term, will help to moderate their retail electricity rates.

"We have a large and growing need for new energy resources to serve our customers," Harris said. "This electric-rate adjustment will help us make critical investments needed to serve our customers."

The utility's recently updated Least Cost Plan, which guides the company's energy-supply strategy, forecasts that PSE will need to acquire more than 2,000 average megawatts of power supply over the next 20 years to serve its customers' power demands. Two thousand average megawatts is roughly twice the amount of power consumed by a city the size of Seattle.

About half of PSE's long-term power-supply need is linked to the steadily growing number of customers in PSE's service territory. The remaining need stems from expiring purchased-power contracts PSE has with other Northwest utilities and independent power producers. As those contracts expire, Harris said, PSE is striving to replace the energy with competitively priced resources such as the Hopkins Ridge wind project.

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